June 29, 2012

QMM: NYSE AMEX
QMM: NYSE MKT
QTA: TSX VENTURE
NR-16-12

QUATERRA ANNOUNCES INVESTOR RELATIONS CONSULTING AGREEMENT

VANCOUVER, B.C.—Quaterra Resources Inc. today announced it has retained Sierra Partners LLC of Denver, Colorado, to act as investor relations consultants to the Company, subject to acceptance by the TSX Venture Exchange and the NYSE Amex.

Sierra Partners is a private advisory group specializing in strategic and financial planning advice, investor relations services and transactional support and management expertise to clients in the global resource business.

Sierra Partners will assist with the Company’s efforts to maintain an investor relations program for contact and follow-up with existing and potential investors including assistance in implementing an investor relations strategy and the functions that support it; news release and road show support; providing buy-side and sell-side contacts; and organizing investor meetings.

Sierra Partners has been engaged for a monthly fee of US$10,000. The agreement will terminate on October 15, 2012, and may be renewed.

Sierra Partners currently has no direct or indirect interest in the securities the Company, or any right or intent to acquire such an interest.

Quaterra Resources Inc. (NYSE MKT: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Stope at 604-641-2746 or email: info@quaterra.com

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.